EXHIBIT 12.1

RADNET, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

(unaudited)

	Nine Months Ended	Years Ended
	September 30,	December 31,
	2014	2013	2012	2011	2010	2009
Earnings:

Pre-tax net loss (1)	$(3,521)	$5,886	$4,377	$8,162	$(12,109)	$(1,732)

Less: Equity in earnings of unconsolidated joint ventures	(4,722)	(6,194)	(6,476)	(5,224)	(4,952)	(5,209)

Plus: Distributions from unconsolidated joint ventures	7,358	7,204	6,477	4,993	7,639	4,420

Fixed charges	43,524	54,891	61,352	59,028	61,751	49,965

Total adjusted earnings	$42,639	$61,787	$65,730	$66,959	$52,329	$47,444

Fixed charges:

Interest expense (including debt issue costs amortized to interest expense)	$32,503	$45,791	$53,783	$52,798	$48,398	$50,016

Adjustments to exclude fair value of cash flow hedges reclassified from OCI to interest expense	-	-	(918)	(1,225)	(917)	(6,119)

Write-off of debt issue costs	4,389	-	-	-	7,559	-

Portion of rent expense representative of the interest factor (2)	6,632	9,100	8,487	7,455	6,711	6,068

Total fixed charges	$43,524	$54,891	$61,352	$59,028	$61,751	$49,965

Ratio of earnings to fixed charges	-	1.13	1.07	1.13	-	-

Additional earnings required to have a one-to-one ratio of earnings to fixed charges	$885	$-	$-	$-	$9,422	$2,521

(1)	Includes net income attributable to noncontrolling interests applicable to fixed charges
(2)	Represents 14% of operating lease costs, which approximates the portion that relates to the interest portion based on our estimated incremental borrowing rate